AMENDMENT NO. 1
TO THE PRIORITY TECHNOLOGY HOLDINGS, INC.
2018 EQUITY INCENTIVE PLAN

    THIS AMENDMENT NO. 1 (this “Amendment No. 1”) to the Priority Technology Holdings, Inc. 2018 Equity Incentive Plan is made as of the __ day of _______, 2022, by Priority Technology Holdings, Inc., (the “Company”), to be effective as set forth herein.

    WHEREAS, the Company previously established the Priority Technology Holdings, Inc. 2018 Equity Incentive Plan (the “Plan”) to promote the interests of the Company and its stockholders by providing employees, directors and consultants of the Company and its affiliates with appropriate incentives and rewards to encourage them to enter into and continue in the employ or service of the Company and its affiliates and to acquire a proprietary interest in the long-term success of the Company;
WHEREAS, the Company’s Board of Directors (the “Board”) has determined that it is advisable and in the best interests of the Company to amend the Plan pursuant to Section 19 thereof to increase the aggregate number of shares of common stock, $0.01 par value per share, of the Company (“Company Stock”) available under the Plan.
NOW, THEREFORE, the Plan is hereby amended as follows, effective as of the date of approval by the Company’s stockholders at its 2022 annual meeting of stockholders:

1.Section 3.1 of the Plan is hereby amended by deleting the present section in its entirety and substituting the following in lieu thereof:

Subject to adjustment as provided in Section 3(b), the aggregate maximum number of shares of Company Stock for which Awards may be granted pursuant to the Plan (after approval of Amendment No. 1 by the Company’s stockholders at the Company’s stockholders meeting scheduled for May 2022) shall be increased by 2,500,000 shares of Company Stock, which will increase the number of shares of Company Stock authorized for Awards under the Plan from 1,864,050] shares to 4,364,050 shares of Company Stock. Notwithstanding anything to the contrary herein, no more than 66,860 shares of Company Stock may be issued as Incentive Stock Options under the Plan. Any shares of Company Stock granted in connection with Options and Stock Appreciation Rights shall be counted against this limit as one share of Company Stock for every one Option or Stock Appreciation Right awarded. The aggregate number of shares of Company Stock available for Awards under the Plan shall be reduced on a one-for-one basis by the number of shares of Company Stock issued or issuable under the Plan and increased by that number of shares of Company Stock subject to Awards granted under the Plan which later become available in accordance with the provisions below.  Such shares of Company Stock may be authorized but unissued shares of Company Stock or authorized and issued shares of Company Stock held in the Company’s treasury.

2.This Amendment No. 1 to the Plan is subject to approval by the shareholders of the Company at a meeting duly called for such purposes. The increase in the number of shares of Company Stock available for issuance may not be issued pursuant to the Plan unless and until such amendment is approved by the shareholders within twelve months after the date first written above. Except as hereby modified, the Plan shall remain in full force and effect.
    IN WITNESS WHEREOF, the Company has executed this Amendment No. 1 as of the date first written above.
PRIORITY TECHNOLOGY HOLDINGS, INC.
By:
Name:
Title:

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